June 18, 2015	Brian A. Johnson +1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG
Draft Registration Statement on Form F-1
Confidentially Submitted May 14, 2015
CIK No. 0001641640

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), submitted herewith for filing is a Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”).

The Registration Statement is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 10, 2015 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

Securities and Exchange Commission June 18, 2015 Page 2

On behalf of the Company, we advise you as follows:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	In response to the Staff’s request, the Company is providing to the Staff on a supplemental basis all of the written materials that were presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933. Such materials were only made available for viewing by such investors during the Company’s presentation.

2.	Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Please note that we may have comments regarding this material. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:	The Company does not intend to include any additional artwork in the Registration Statement. To the extent that the Company may determine to include any additional artwork in a future filing, the Company acknowledges the Staff’s comment about providing sufficient time for its review.

3.	As soon as practicable, please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response:	The Company has been advised by underwriters’ counsel that the amount of compensation to be allowed or paid to the underwriters has not yet been cleared with FINRA. Prior to the effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the letter from FINRA, or arrange for a call from FINRA, informing the Staff that FINRA has no objections.

Prospectus Summary

Overview, page 1

4.	Please clarify in the first paragraph of this subsection that you have not conducted any clinical trials of lefamulin specifically for community-acquired bacterial pneumonia (CABP) and that you intend to commence Phase 3 clinical trials of lefamulin specifically for the treatment of moderate to severe CABP based upon the completed Phase 2 clinical trials evaluating lefamulin in acute bacterial skin and skin structure infections (ABSSSI).

Securities and Exchange Commission June 18, 2015 Page 3

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement.

5.	You state your intent to commence two Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP in the “second half of 2015” and the “first half of 2016,” respectively. Please revise your disclosure throughout the registration statement to update your estimated timing in light of the current date and expected timing to commence this offering. In addition, if known, please disclose where you intend to conduct these two Phase 3 clinical trials.

Response:	In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement regarding its expected timeframe for commencing Phase 3 clinical trials of lefamulin for CABP and where the Company intends to conduct such trials. Please see, for example, pages 1, 83 and 93 of the Registration Statement.

6.	Please clarify whether you have applied for an Investigational New Drug application for lefamulin and if so, the date the application was filed with the FDA.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 91 of the Registration Statement.

7.	Please briefly explain the significance of the FDA designating the IV formulation of lefamulin as a qualified infectious disease product and granting fast track designation to this formulation of lefamulin.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 83 of the Registration Statement.

8.	You disclose in a footnote marked “*” on page 2 that you “have obtained input from the FDA and select European authorities regarding the study design of your Phase 3 clinical trials in anticipation of submitting applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.” Please clarify whether you have initiated or entered into a special protocol assessment with the FDA.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 87 and 93 of the Registration Statement to disclose that it has submitted a request for Special Protocol Assessment to the U.S. Food and Drug Administration.

Securities and Exchange Commission June 18, 2015 Page 4

9.	Please supplement your disclosure with a brief description of the regulatory steps and funding required to prepare and complete your Phase 3 clinical trials.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 92 to 93 of the Registration Statement to describe the regulatory steps required to prepare and complete its Phase 3 clinical trials. The Company further advises the Staff that it expects to disclose in a subsequent pre-effective amendment to the Registration Statement prior to circulating preliminary prospectuses the expected sufficiency of the net proceeds of the offering for initiating and completing the Phase 3 clinical trials.

10.	Please describe what you mean by “favorable” trial results as a prerequisite to submitting applications for marketing approval for lefamulin for the treatment of CABP in both the U.S. and Europe.

Response:	In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to clarify that a “favorable” trial result relates to the achievement of the primary efficacy endpoints of the trial.

Risk Factors

Risks Related to Our Dependence on Third Parties

Use of third parties to manufacture our product candidates…, page 25

11.	You state that you currently rely upon one third-party manufacturer to obtain the pleuromutilin starting material for lefamulin and another third-party manufacturer that synthesizes lefamulin from this material to provide you your supply of the active pharmaceutical ingredient. Please identify the third-party manufacturers that provide raw materials, drug substance and finished product for use in clinical trials. In the Business section, please discuss the following:

•	Each parties’ obligations, including the existence of any minimum purchase orders or financial obligations beyond flat payments for products manufactured; and

•	Any term and termination provisions related to these manufacturing arrangements.

In addition, please file your agreement with the third-party manufacturer that synthesizes lefamulin from the pleuromutilin starting material and provides you your supply of the active pharmaceutical ingredient as an exhibit to your registration statement. Alternatively, please provide us with an analysis that supports your conclusion that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:	The Company advises the Staff that the Company contracts with third parties on a non-exclusive basis to manufacture its product candidates. After an initial agreement is signed, these manufacturers supply starting material, active pharmaceutical ingredient and finished product under purchase orders or project

Securities and Exchange Commission June 18, 2015 Page 5

agreements. The Company’s contracts with third-party manufacturers do not include any minimum purchase order or continuing obligations. Third-party manufacturers are not obligated to accept any purchase orders that the Company may submit. The Company does not currently have long-term agreements with any of these third parties and the contracts are terminable by the Company on short notice and without penalty. Moreover, the Company has on hand sufficient materials to meet its needs for its planned preclinical studies and clinical trials.

The Company has disclosed in the Registration Statement, because of the limited number of known manufacturers that produce pleuromutilin, the starting material for lefamulin, and its historical relationship, that Sandoz GmbH, or Sandoz, a division of Novartis AG, or Novartis, is the third-party manufacturer that provides the Company with pleuromutilin starting material. However, for the reasons discussed above, the Company is not substantially dependent on the third-party manufacturers it engages for active pharmaceutical ingredient or finished product and, as such, respectfully submits that the identity of such manufacturers is not material to investors in this offering.

Similarly, for the reasons discussed above, the Company advises the Staff that it does not believe that any of its contracts with the third-party manufacturers that provide starting material, active pharmaceutical ingredient and finished product for use in clinical trials are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company is not party to any contracts to purchase the major part of its requirements of goods, services or raw materials as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K.

Third parties may initiate legal proceedings…, page 30

12.	If you have received any notice of infringement from any third party, please expand your disclosure to disclose the notice and the circumstances relating thereto.

Response:	As of the date of this letter, the Company has not received any notice of infringement from any third party.

Use of Proceeds, page 51

13.	Please revise the second bullet to explain and provide your best reasonable estimate of the amount of funds from the offering you intend to use to pursue the clinical development of lefamulin for additional indications and other early stage research and development activities, including those discussed on pages 1 and 2. In this regard, please disclose what the use of certain proceeds will allow you to accomplish as to each partially funded clinical trial and research activity, or tell us what disclosure you anticipate providing in the incomplete disclosure in the penultimate paragraph on page 51.

Securities and Exchange Commission June 18, 2015 Page 6

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it will disclose the requested information, based on the current format included in the Registration Statement, in a subsequent pre-effective amendment to the Registration Statement prior to circulating preliminary prospectuses. The Company will not be able to estimate what the proceeds of the offering will allow it to accomplish with respect to the development of lefamulin for additional indications and other early stage research and development activities until it has determined the number of ADSs to be issued in the offering and the initial public offering price range so as to be able to estimate the offering proceeds.

Capitalization, page 54

14.	Please delete your “Cash and cash equivalents,” “Current liabilities,” and “Non-current liabilities” data since this table is limited to your capitalization. Refer to Item 3.B. of the Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement to remove the “Current liabilities” and “Non-current liabilities” data. The Company respectfully requests that the Staff not object to the inclusion of “Cash and cash equivalents” data within the statement of capitalization, as Item 3.B. of Form 20-F does not explicitly prohibit the inclusion of “Cash and cash equivalents” data alongside the statement of capitalization. The Company believes that it has made clear in the Registration Statement, both in the table on page 54 as well as the introductory text preceding the table, that “Cash and cash equivalents” is separate from and not part of the statement of capitalization. Furthermore, the Company believes that the inclusion of “Cash and cash equivalents” alongside the disclosure of its capitalization provides potential investors with important information regarding the overall financial condition of its business, particularly given the cash-intensive nature of its research and development activities, as well as the significance of the preferred B financing, which was completed after the most recent balance sheet date. The Company respectfully advises the Staff that the inclusion of “Cash and cash equivalents” within the statement of capitalization is a very common practice that has been widely used and accepted by the Staff in other registration statements for companies in the life sciences industry that have not yet generated revenue from product sales.

Securities and Exchange Commission June 18, 2015 Page 7

15.	Please clarify if the pro forma presentation reflects the payment of the AWS profit share fee and if not, tell us why such fee is not reflected.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 54 and 56 of the Registration Statement to indicate that the pro forma as adjusted calculations include the effect of the payment of the €297,500 profit share fee that is due to Austria Wirtschaftsservice GmbH (AWS) upon the completion of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Risk, page 78

16.	Please complete the sentence under this subsection.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that it will disclose the requested information in a subsequent amendment to the Registration Statement prior to circulating preliminary prospectuses. The Company will not be able to complete the sentence until it has determined the number of ADSs to be issued in the offering and the initial public offering price range so as to be able to estimate the offering proceeds.

Business, page 78

17.	Please disclose where you conducted your Phase 1 and Phase 2 clinical trials. Also, please disclose when you conducted your Phase 1 clinical trials.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and 99 of the Registration Statement.

18.	We note your background disclosure concerning the anti-bacterial market and scientific overview, as well as your overview of how lefamulin is intended to work and what you believe are key attributes. Please revise to disclose or clarify how, based on your research and clinical trials, lefamulin is unique to the treatment of CABP as compared with competing product candidates, including those disclosed under your Competition subsection. In doing so, describe potential advantages while balancing for potential limitations and side effects of lefamulin and information you will only obtain through Phase 3 clinical trials.

Response:	The Company respectfully advises the Staff that it has not claimed in the Registration Statement that lefamulin is “unique” to the treatment of CABP. As the Staff has noted, the Company has outlined potential advantages of lefamulin for the treatment of CABP in the “Business—Key Attributes of Lefamulin” section of the Registration Statement, and has done so in a manner that tracks and relates back to the potential limitations of competitors disclosed in the “Business—Limitations of Currently Available Treatment Options” section of the

Securities and Exchange Commission June 18, 2015 Page 8

Registration Statement so as to differentiate lefamulin in this regard. In addition, in response to the Staff’s comment, the Company has further expanded the disclosure on pages 90 to 93 of the Registration Statement to identify information the Company expects to obtain from its Phase 3 clinical trials and to clarify the basis for its disclosure regarding the potential advantages of lefamulin. The Company believes that its disclosure in the Registration Statement regarding lefamulin is appropriately balanced in this regard. The Company further advises the Staff that there is very limited public information about the product candidates under development by other companies for the treatment of CABP that are listed in the “Business—Competition” section of the Registration Statement. For that reason, the Company is unable to accurately compare lefamulin to these other product candidates.

Overview, page 79

19.	We note you have not conducted any clinical trials of lefamulin specifically for CABP yet are preparing to initiate two international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. We further note your Phase 1 and 2 clinical trials of lefamulin in ABSSSI. If you were able to rely upon data from your completed Phase 1 and 2 in ABSSSI in order to advance directly into Phase 3 in CABP, please add clarifying disclosure identifying the reason supporting such reliance. In this regard, please supplement your disclosure regarding input received from the FDA and select European authorities regarding the study design of your planned Phase 3 clinical trials.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Registration Statement.

Principal Shareholders, page 139

20.	Please identify the natural persons with voting or investment power over the securities held by:

•	The Wellcome Trust Limited as trustee of the Wellcome Trust;

•	The Global Life Science Ventures Fund II Limited Partnership and its affiliates; and

•	Entities affiliated with Novartis Bioventures Ltd.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 149 to 151 of the Registration Statement. In addition, the Company advises the Staff that The Global Life Science Ventures Fund II Limited and its affiliates are no longer holders of more than 5% of the Company’s voting securities, and the Company has removed them from the Principal Shareholders table.

Securities and Exchange Commission June 18, 2015 Page 9

Description of Share Capital, page 143

21.	Please revise your disclosure to include discussion of the following:

•	The ability for shareholders to put proposals before meetings; and

•	The procedures and timelines, if any, by which your board may make calls on shareholders and shares may be forfeited for outstanding taxes or fees.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 157 to 159 of the Registration Statement.

Description of American Depositary Shares

Pre-release of ADSs, page 167

22.	Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Also, to the extent practicable, make clear how and to what extent the depositary may disregard the limit set for the amount of ADSs that may be outstanding at any time.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement.

Shares and ADSs Eligible for Future Sale

Lock-up Arrangements, page 169

23.	Please confirm that the lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

Response:	The Company advises the Staff that the form of lock-up agreement will be filed as part of the form of underwriting agreement, which the Company will file as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

Enforceability of Civil Liabilities, page 190

24.	We note your reference to having “been informed” in the risk “U.S. investors may have difficulty enforcing, page 46.” Please make clear whether your discussion is based upon an opinion of counsel. Also, ensure that you file any related consents, as necessary. Please see Item 101(g)(2) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Registration Statement. The Company also acknowledges the Staff’s comment regarding its obligation to file any required consents.

Securities and Exchange Commission June 18, 2015 Page 10

Financial Statements

Consolidated Statement of Comprehensive Income/ Loss, page F-3

25.	Please tell us your basis for including “Other Income” as a component of operating result. Refer to your basis in the accounting literature.

Response:

The Company respectfully advises the Staff that IAS 1, Presentation of financial statements, does not require entities to disclose results from operating activities. IAS 1 BC56, Basis for Conclusion on IAS 1- Presentation of Financial Statements – Statement of comprehensive income – Results of operating activities, recognizes that entities will often present such a measure, and the standard emphasizes that where an entity chooses to do so, the amount disclosed should be “…representative of activities that would normally be regarded as ‘operating’….”

As disclosed in the Registration Statement, the Company is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. The amounts reflected in “Other income” attributable to monies received for research premiums, the reimbursement of costs related to research and development activities and through various government grant programs are fundamental to the operations of the Company. The Company believes that inclusion of such amounts within “Other income” and as a component of its operating results are consistent with guidance in IAS 1, Presentation of financial statements.

With respect to the income from the repurchase of the loan from Forest Laboratories, the Company further advises the Staff that IAS 39, Financial instruments: recognition and measurement, does not specify where a gain or loss from the extinguishment of a financial liability should be recognized in the consolidated statement of comprehensive income (loss).

Forest Laboratories, as a strategic investor in the Company, provided the $25 million loan to advance the capabilities of the Company’s research and development activities and was repayable only in the event that Forest Laboratories exercised its option to purchase the Company pursuant to the terms of the agreement. The repurchase of the loan from Forest Laboratories for €1.00 economically represents a premium paid by Forest Laboratories for the exclusive right to acquire the Company within a contractually specified period of time. As such, the impact of the repurchase is more closely associated with the operating activities of the Company than a financing activity and, accordingly, the Company believes that the inclusion of such amounts within “Other income” and as a component of its operating results are consistent with the guidance in IAS 1, Presentation of financial statements.

Securities and Exchange Commission June 18, 2015 Page 11

4.2. Forest Stock Purchase Agreement, page F-21

26.	We note that you “assumed it was probable that Forest would exercise its option and acquire all shares in the Company in the first half-year of 2013.” Please tell us your consideration for the $25 million proceeds as an equity transaction. Refer to your basis in the accounting literature.

Response:	The Company respectfully advises the Staff that until such time in 2013 that Forest Laboratories elected not to exercise its option to acquire the Company, the Company was contractually obligated to deliver cash in repayment of the $25 million loan. The Company has applied the guidance in IAS 32, Financial instruments: Presentation, which requires that a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial instrument is a financial liability to the issuer. Accordingly, the Company has accounted for the $25 million in proceeds received from Forest Laboratories as a financial liability, as opposed to as an equity transaction.

24. Other Financial Liabilities, page F-41

27.	Please clarify if the AWS profit share reported hereunder at $192,000 is the same as the one-time profit share fee of $297,500 payable to the Austria Wirtschaftsservice GmbH following the completion of your offering as referenced on page 71. Please tell us the difference in the amounts reported.

Response:	The Company respectfully advises the Staff that the €297,500 profit share fee payable to the Austria Wirtschaftsservice GmbH (AWS) referenced on page 75 of the Registration Statement represents the notional amount owed upon the occurrence of specific events, including in the event of an initial public offering as disclosed in Note 24 of the Company’s financial statements. As disclosed in Note 2.22 of the Company’s financial statements, the financial liability related to the AWS profit share fee has been accounted for at fair value initially and at amortized cost in subsequent periods, with adjustments to the underlying cash flow projections and probabilities being taken into consideration and recognized in accordance with IAS 39 AG 8, Financial instruments: Recognition and measurement – Appendix A, Application guidance – Definitions (paragraphs 8 and 9) – Effective interest rate. At December 31, 2014, the carrying value of the financial liability for the AWS profit share fee was €192,000.

Securities and Exchange Commission June 18, 2015 Page 12

28.	Please include a table for outstanding warrants, including but not limited to those granted to Kreos Capital IV and the related terms as described elsewhere in your filing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-56 and F-57 of the Registration Statement to include the relevant terms related to the warrant held by Kreos Capital IV, as well as the relevant terms of the warrants granted to certain lenders in connection with the Convertible Loan Agreements entered into in 2011 and 2012. All other share based payments outstanding as of December 31, 2014 are disclosed in Note 20 of the Company’s financial statements. The Company believes that the revised disclosure provides all of the information that the Staff requested in tabular form.

Exhibit Index

29.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:	The Company acknowledges the Staff’s comment and will file the remaining exhibits as soon as practicable. The Company also acknowledges and understands that the Staff may have further comments upon the examination of these exhibits.

30.	Please file as exhibits the loan agreement with Kreos Capital, which we note is secured by your intellectual property, and warrant agreement.

Response:	In response to the Staff’s Comment, the Company has filed as Exhibit 10.9 to the Registration Statement its loan agreement with Kreos Capital.

31.	If the consulting services provided by Talbot Advisors LLC are documented in a written agreement, then please file the agreement as an exhibit to your registration statement.

Response:	In response to the Staff’s Comment, the Company has filed as Exhibit 10.10 to the Registration Statement its consultancy service agreement with Talbot Advisors LLC.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom
Ralf Schmid